FORM OF TRANSITION SERVICES AGREEMENT

This Transition Services Agreement (“Agreement”) is entered into as of _____ __, 2019 (the “Effective Date”) among Carlyle Global Credit Investment Management L.L.C., a Delaware limited liability company (“Company”), Invesco Advisers, Inc., a Delaware corporation (“Invesco”) and OFI Carlyle Private Credit Fund, a Delaware statutory trust (the “Fund”).

RECITALS

WHEREAS, Carlyle Investment Management L.L.C., an affiliate of Company (the “Carlyle Partner”), and OFI Global Institutional, Inc., an affiliate of Invesco (the “Invesco Partner”), were previously members of OC Private Capital, LLC (the “JV”), and were parties to that certain Limited Liability Company Agreement of the JV, dated as of October 12, 2017, as amended by that certain Amendment Agreement, dated as of February 28, 2018, that certain Amendment Agreement, dated as of March 5, 2018, and that certain Amendment Agreement dated November 30, 2018 (as so amended, the “JV LLC Agreement”);

WHEREAS, the JV was previously the investment manager of the Fund pursuant to that certain Investment Advisory Agreement, dated as of May 25, 2019, by and between the JV and the Fund (the “JV Investment Advisory Agreement”), and the JV and the Fund were also parties to that certain Expense Limitation Agreement, dated as of May 25, 2019, relating to the JV Investment Advisory Agreement (the “JV Expense Limitation Agreement”, and together with the JV Investment Advisory Agreement, the “JV Investment Advisory Agreements”);

WHEREAS, in connection with the JV Investment Advisory Agreements, the JV was party to (i) that certain Sub-Advisory Agreement, dated as of May 25, 2019, with Company (the “Prior Sub-Advisory Agreement”), pursuant to which Company acted as a sub-adviser with respect to the Fund, and (ii) that certain Side Letter, dated as of May 25, 2019, with Company relating to the Existing Sub-Advisory Agreement (the “Side Letter”, and together with the Prior Sub-Advisory Agreement, the “Prior Sub-Advisory Agreements”);

WHEREAS, Invesco previously provided services to the JV pursuant to that certain Services Agreement, dated as of November 1, 2017 (as such agreement was assigned to Invesco by OFI Global Asset Management, Inc. (“OFI Global”) on May 25, 2019) (the “Prior Services Agreement”);

WHEREAS, the Carlyle Partner and Invesco Partner have entered into that certain Separation Agreement, dated as of September [ ], 2019, pursuant to which, among other things, the JV is being liquidated and dissolved, the JV Investment Advisory Agreements, the Prior Sub-Advisory Agreements and the Prior Services Agreement have been terminated, and Company has become the investment adviser to the Fund (the transactions contemplated by such Separation Agreement, the “Separation”); and

WHEREAS, in connection with the Separation, Company, Invesco and the Fund desire to enter into this Agreement to provide, during the Term (as defined below), for Company and the Fund to receive certain services from Invesco.

1.	Services

Invesco agrees to provide Company and the Fund during the Term (as defined below), either itself or through one or more of its affiliates, with certain services and/or qualified individuals employed by Invesco (“Personnel”) as set forth in Exhibit A to this Agreement (“Services”). As used in this

Agreement, “Invesco” shall refer to Invesco and its affiliates providing Services under this Agreement. If there is a material change in the type, scope, frequency, quality or quantity of services needed with respect to Company’s or the Fund’s business following the date hereof, then Company, following its consultation with the Fund’s Board of Trustees, shall be permitted to request such change or increase in the type, scope, frequency, quality or quantity of Services, and Invesco shall consider such request in good faith, including any additional cost or effort involved. If such request is approved by Invesco, the parties shall subsequently amend Exhibit A, and if necessary, Exhibit B, to reflect any applicable changes.

2.	Term and Termination; Migration
2.1	This Agreement is effective as of the Effective Date and will continue for an initial term of six (6) months from the Effective Date (“Initial Term”); provided that, in the event that as of the date such initial term would otherwise expire, Company is working in good faith to transition away from the Services provided by Invesco under this Agreement and instead obtain equivalent services from other third party providers or personnel, Company shall have the option, following its consultation with the Fund’s Board of Trustees, upon at least sixty (60) days prior written notice to Invesco, to elect to extend the term of this Agreement for up to three (3) additional months (for a full term of up to nine (9) months from the Effective Date) (any such additional term, an “Additional Term”) (such term, including as it may be so extended pursuant to any Additional Term, the “Term”).
2.2	Notwithstanding Section 2.1, Company shall have the right, following its consultation with the Fund’s Board of Trustees, to terminate (without premium or penalty), and with or without cause, either (a) the Term or (b) one or more of the Services hereunder, in each case prior to the expiration of the Term on no less than 30 days’ prior written notice to Invesco (which notice, if provided in connection with a termination of the type set forth in clause (b) above, shall specify which specific Service(s) are being terminated).
2.3	At Company’s request, Invesco shall reasonably assist Company in connection with the implementation of Company’s transition plan to migrate the Services to other third party service providers and to procure the services of other personnel, which may include consulting and providing reasonable access to Invesco’s data and other information with respect to the Company or the Fund and to Invesco’s employees, but which shall not unduly burden or interfere with Invesco’s business and operations.
3.	Payment

Company shall make the payments to Invesco provided for in, and the parties shall otherwise comply with the provisions of, Exhibit B to this Agreement.

4.	Personnel
4.1	Personnel will perform Services and agree to comply with all reasonable requests of an authorized individual of Company.
4.2	For the term of the Agreement, Personnel will continue to be the legal employees of Invesco and will be considered independent contractors rather than employees of Company or the Fund, provided that all Personnel who provide Services to Company or the Fund shall be subject in all applicable respects to Invesco’s policies and procedures, including its code of ethics and Rule 206(4)-7 compliance manual, which policies and procedures shall be of at least similar quality and scope as Company’s policies and procedures. Invesco shall report (i) any violations of such policies and procedures that relate to Services provided to the Company or the Fund in a quarterly report to Company, (ii) any material violations of such policies and procedures by Personnel that provide Services to Company or the Fund that have caused or are likely to cause harm to the Fund or Company as promptly as reasonably practicable to an officer of Company and (iii) if any Personnel that provides Services to Company or the Fund materially violates such policies and procedures more than one time in any given one (1) year period, whether or not such violations relate to the Services provided to Company or the Fund and whether or not such violations cause harm to the Fund or Company, any such material violations as promptly as reasonably practicable to an officer of Company. Invesco will be solely responsible for the payment of the salaries of such Personnel and matters relating thereto including the withholding and/or payment of all federal, state and local income and other payroll taxes, workmen’s compensation, disability benefits and all such additional legal requirements of like nature applicable to such Personnel. Personnel will not be eligible to participate in, accrue benefits under or receive service credit under, any employee benefit plans, programs or polices of Company or the Fund. Invesco agrees that it will comply with all applicable laws, including without limitation, all federal, state and local employment-related laws, rules and regulations relating to and governing the rights of the Personnel.

4.3	Company or the Fund will have the right to require Invesco to provide the services of other Invesco employees in the event of poor performance or misconduct of any Personnel assigned by Invesco to provide Services hereunder, provided that Company or the Fund, as applicable, will first provide Invesco with written notice specifying in reasonable detail such poor performance or misconduct, and Invesco shall have sixty (60) days following such notice to remedy the poor performance or misconduct to Company or the Fund’s, as applicable, reasonable satisfaction prior to assigning other employees to provide the applicable Service.
4.4	The provision of the Services will be subject to the indemnification provisions of Section 21 hereof.
5.	Access and Audit

Invesco expressly agrees to maintain and keep all accounts, books, records and other documents of Company or the Fund that relate to the Services or any other activities performed by Invesco hereunder (the “Records”), provided that Records shall exclude any Nonpublic Personal Information (as defined in the Privacy Requirements) relating to Invesco’s personnel. Invesco further agrees that all Records that it maintains (i) shall at all times remain the property of Company or the Fund, as applicable, (ii) shall be readily accessible during normal business hours to Company and Company’s authorized representatives upon reasonable prior written notice to Invesco and (iii) shall be surrendered to Company or Company’s authorized representatives promptly upon termination of this Agreement or otherwise upon request by Company, provided that Invesco may, subject to observance of the confidentiality obligations of Section 7 of this Agreement, retain copies of any such Records (x) to comply with any applicable law, regulation or rule (including rules of self-regulatory organizations), (y) to comply with bona-fide internal document retention policies and (z) in situations where such Records are also the property of Invesco. Invesco further agrees to maintain a back-up set of Records in accordance with the back-up procedures followed by Invesco for its own investment advisors. Invesco shall assist Company’s or the Fund’s independent auditors (if any), or, upon approval of Company, any regulatory body, in any requested review of Company’s or the Fund’s Records. Invesco further agrees that it shall maintain and preserve all Records as required under the Investment Advisers Act of 1940, as amended (“Advisers Act”), and Investment Company Act of 1940, as amended (“Investment Company Act”), and any rules or regulations promulgated thereunder, unless and until any such Records are surrendered as provided above. In the event Company designates a successor that assumes any of Invesco’s obligations hereunder, Invesco shall, at the expense and direction of Company, transfer to such successor all relevant Records established or maintained by Invesco under this Agreement.

6.	Insurance

During the Term of this Agreement, Invesco will maintain insurance in scope and amount that is reasonable and customary for companies of the size of Invesco and that engage in similar businesses from reputable insurers, covering inter alia claims for damages related to bodily injury (inclusive of death), property damages and other damages caused by, arising out of or related to breaches, errors, acts or omissions of Invesco, its directors, officers and employees, including but not limited to the unauthorized loss, access, disclosure, use, alteration or destruction of Information (as defined in Section 7), cyber-security risks, employment practices liability and intellectual property infringement. Invesco will make all payments required to maintain such policy in full force and effect and will provide Company with prompt written notice upon receipt by Invesco of any notice of (i) any default under such policy; (ii) any pending or threatened termination, cancellation or non-renewal of such policy or (iii) any coverage limitation or reduction with respect to such policy.

7.	Confidentiality
7.1	In connection with the negotiation of this Agreement or the performance by Invesco of its obligations under this Agreement, Invesco and its directors, officers, employees (including Personnel), agents, affiliates or professional advisers (“Representatives”) may be furnished with certain information (whether in written, oral or any other form) that is nonpublic, confidential or proprietary in nature. Such information, in whole or in part, together with analyses, compilations, studies or other documents prepared by Invesco or its Representatives which contain or otherwise reflect such information, is hereinafter referred to as the “Information”. Information includes: (i) the existence or the terms of this Agreement; (ii) all information and data, of whatsoever nature, relating to Company, the Fund and their respective products, including but not limited to its operations, policies, procedures, techniques, accounts and personnel, or used in carrying on the business including, without limitation, materials, information and ideas relating to business plans, operations, products, services, methods, clients, equipment, systems, hardware, software, tools, methodology, calculations, pricing or marketing; (iii) all information relating to any proprietary products and technologies, know-how, trade secrets, discoveries, research and development activities, inventions, patents, trademarks, service marks and other forms of intellectual property, analyses and compilations and (iv) all information and data which is proprietary to a third party and which Company or the Fund or any of their respective affiliates is obligated to treat as confidential; in each case of clauses (ii), (iii) and (iv), where such information is obtained by Invesco or its Representatives, or disclosed to Invesco or any of them in connection with the negotiation of this Agreement or the performance by Invesco of its obligations under this Agreement. Invesco and its Representatives will treat the Information as confidential and will not disclose the Information to any third party or to any of its Representatives other than (i) trustees of the Fund; (ii) legal counsel to the Fund; (iii) legal counsel to the independent trustees of the Fund; and (iv) those Representatives to whom such Information or data is necessary to the performance of Invesco’s obligations under this Agreement or with the prior written consent of Company (who, in the case of each of clauses (i) through (iv), have been notified of the confidential nature of the Information and have agreed to keep it confidential or otherwise have a duty of confidentiality to Invesco or Company). The provisions of this Section 7 do not apply to information that: (i) at the time of disclosure or thereafter is lawfully obtained from publicly available sources generally known by the public (other than as a result of a disclosure by Invesco or its Representatives in breach of this Agreement); (ii) was available to Invesco on a non-confidential basis from a source that, to Invesco’s knowledge, is not and was not bound by a confidentiality agreement with respect to the Information or (iii) has been independently acquired or developed by Invesco without violating any of its obligations under this Agreement or under applicable federal or state law, and without the use of any Information.

7.2	In the event that Invesco, its Representatives or anyone to whom Invesco transmits the Information pursuant to the terms of this Agreement becomes legally compelled to disclose any of the Information, Invesco will, to the extent legally permissible, (i) promptly provide Company with notice thereof, which notice shall include the nature of the legal requirement and the extent of the required disclosure, so that Company may take appropriate action and/or waive compliance with the provision of this Agreement, and (ii) cooperate with Company, at Company’s reasonable request, to preserve the confidentiality of such Information. In the event that such remedy is not obtained, or that Company waives compliance with the provisions of this Agreement, Invesco or such Representative or other person will furnish only that portion of the Information that is legally required and will exercise commercially reasonable efforts to obtain reliable assurances that confidential treatment will be accorded the Information so disclosed.
7.3	Invesco agrees to implement and maintain appropriate security measures to safeguard the Information that are at least as stringent as the measures used to protect its own confidential data, and in no event shall such measures fail to meet commercially reasonable standards used to protect confidential data. Invesco further agrees to comply with all applicable laws, rules and regulations with respect to the provision of the Services. Invesco will immediately notify Company in writing if it becomes aware of (i) any breach of its information security procedures that could reasonably be expected to materially adversely affect Company, the Fund or the Services, (ii) any loss of Information, (iii) any unauthorized access, unauthorized disclosure or unauthorized use of Information or (iv) any unauthorized alteration or destruction of Information. Such notice will include steps taken or planned to be taken by Invesco to remedy the situation.

7.4	This Agreement also sets forth Invesco’s obligations to maintain the confidentiality of certain information that may be provided to Invesco by or on behalf of Company or the Fund that must be kept confidential under (i) Section 502 of the Gramm-Leach-Bliley Act (the “Act”), (ii) requirements adopted by the Securities and Exchange Commission under the Act (“Regulation S-P”), (iii) any applicable state laws or regulations permitted by Section 507 of the Act or (iv) any amendments or revisions of any of the foregoing (collectively, the “Privacy Requirements”). The definitions in the Privacy Requirements apply to capitalized terms not defined in this Agreement. In the event that Invesco receives Nonpublic Personal Information from or on behalf of Company or the Fund, Invesco agrees to maintain the confidentiality of Nonpublic Personal Information of a customer of Company or the Fund, including any person, investment company or other financial institution advised by Company or its affiliates (“Company Customer”), and not to disclose that Nonpublic Personal Information, except to the extent such disclosure is expressly permitted by the Privacy Requirements. Invesco also agrees, to the extent legally permissible, to provide Company with advance written notification of any such disclosure (subject to reduction if required by applicable legal or regulatory requirements). Invesco further agrees that Nonpublic Personal Information of a Company Customer will not be used by Invesco except as expressly permitted by the Privacy Requirements, taking into consideration the purposes for which such Nonpublic Personal Information has been provided to Invesco. Invesco further agrees to communicate via secured communication channels (e.g., encrypted format) (a) Nonpublic Personal Information and (b) any other types of information that the Company reasonably requests be securely communicated. Invesco agrees to and will ensure that its Representatives cooperate with Company with respect to Company’s or the Fund’s (as applicable) obligations under the Privacy Requirements and comply with all provisions of the Privacy Requirements relating to the collection, use and disclosure of Nonpublic Personal Information provided to or accessible by Invesco or any of its Representatives under this Agreement or otherwise.
7.5	Invesco’s obligations under this Section 7 will survive termination of this Agreement and continue until Company advises Invesco that the undertakings in Section 7 of this Agreement are either (i) no longer required under applicable Privacy Requirements or (ii) enforced under a successor agreement. Invesco and its Representatives will use reasonable efforts to advise their employees of their obligations pursuant to this Section 7.
7.6	The Fund hereby agrees to keep any Information it may receive confidential, and the provisions of Sections 7.1 and 7.2 above shall apply, mutatis mutandis, to the Fund in respect of any Information it receives; provided that the Fund may disclose the terms of this Agreement to the extent required by any applicable requirements of the U.S. Securities and Exchange Commission, so long as, to the extent permitted by law, the Fund notifies each of Company and Invesco prior to the making of any such required disclosure and consults with them in good faith in connection with such disclosure.
8.	Warranty
8.1	Invesco represents and warrants that (i) it is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (ii) it has all the requisite power and authority under all applicable laws and by its organizational documents and is duly licensed and qualified to enter into this Agreement and fully perform its duties and obligations under this Agreement; (iii) it has access to the necessary facilities, equipment and Personnel to fully perform its duties and obligations under this Agreement; (iv) it has all the right, title and interest in any goods, services and deliverables it provides to Company and the Fund under this Agreement, and its performance of this Agreement and provision of the Services hereunder will not violate or result in a breach of or default under (with or without notice or lapse of time or both), or require the approval of any third party under, any contract or agreement to which Invesco (including any of its affiliates) is party or by which any of their assets are bound, and (v) any services performed, deliverables provided by Invesco and/or goods procured under this Agreement will not violate any publicity or privacy right, copyright, trade secret, patent or other proprietary or intellectual property right or confidential relationship of any third party.

8.2	Invesco will perform the Services and all other work under this Agreement and will require any individual performing work to perform such work (i) in a diligent, professional and commercially reasonable manner and (ii) in compliance with all applicable laws and regulations, including, without limitation, applicable anti-corruption, anti-bribery, anti-money laundering and data privacy laws. In performing the Services, Invesco shall provide at least the same level of service (including, as applicable, with respect to type, scope, frequency, quality and quantity), with at least the same degree of reasonable skill and care and with at least the same level of security and control as it provided and used in providing (or as OFI Global provided and used in providing, as applicable) the corresponding services under the Prior Services Agreement during the twelve (12) month period immediately prior to the date hereof.
9.	Relationship

Nothing contained herein shall be construed to imply the existence of a joint venture or principal and agent or employer and employee relationship between or among any parties or personnel thereof, and no party hereto will have any right, power or authority to create any obligation, express or implied, on behalf of the other.

10.	Force Majeure

If the performance of this Agreement or any obligations hereunder is prevented or delayed by reason of fire, earthquake, acts of God, war, riot, civil commotion, act(s) of government or other cause beyond the control of the affected party (each, a “Force Majeure Event”) (it being understood that a change in applicable law shall not be deemed a Force Majeure Event), the affected party, upon giving prompt written notice to the other party, will be excused for such performance to the extent of such delay, provided however, the affected party takes all reasonable steps to avoid or remove the cause of such delay and will resume performing as soon as practical. The time for performance will be extended for a period equal to the duration of the excusable delay.

11.	Choice of Law/Dispute Resolution

11.1	This Agreement is governed by the laws of the State of New York (without giving effect to any conflicts of law principles thereof that would apply the law of another jurisdiction). Any questions of interpretation of any term or provision of the Act, if any, will be governed by decisions of the United States courts or, in the absence of any controlling decision of any such court, by rules, regulations or orders of the Commission issued pursuant to the Act. In addition, where the effect of a requirement of the Act reflected in any provision of this Agreement is revised by rule, regulation or order of the Securities and Exchange Commission, such provision will be deemed to incorporate the effect of such rule, regulation or order. In the event that any provision of this Agreement is found by a court of competent jurisdiction to be invalid or unenforceable, such provision will not affect the other remaining provisions, but such court will have the authority to amend such provision to the extent necessary to render it enforceable, preserving to the fullest extent permissible the intent of the parties set forth herein. To the extent permitted by applicable law, Invesco hereby waives any provisions of law which prohibits or renders unenforceable any provision of this Agreement.
11.2	EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE PROVISION OF SERVICES CONTEMPLATED HEREBY.
11.3	Invesco acknowledges that the performance of its obligations, including, without limitation, any services or products, pursuant to this Agreement is critical to the business and operations of Company, the Fund and their respective affiliates, as applicable. Accordingly, in the event of a dispute, Invesco shall continue to perform its obligations, including, without limitation, any services, under this Agreement in good faith during the resolution of such dispute unless and until this Agreement is terminated in accordance with the provisions hereof.
12.	Remedies

No remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder now or hereafter existing at law or in equity or by statute or otherwise. The election of any one or more remedies by any party shall not constitute a waiver of the right to pursue other available remedies.

13.	Limited Recourse

The board of directors (or equivalent governing body) (“Board”), members, affiliates, officers and agents of Company shall not be liable for any obligations of Company under this Agreement, and Invesco agrees that, in asserting any rights or claims under this Agreement, it shall look only to the assets and property of Company to which Invesco’s rights or claims relate in settlement of such rights or claims, and not to the Board, members, affiliates, officers or agents of Company. It is expressly agreed that the obligations of Company hereunder shall not be binding upon any of the Board, members, nominees, officers or agents of Company personally, but shall bind only the applicable assets of Company. Invesco further agrees that if the assets of Company remaining after payment of or due provision for all debts, liabilities and obligations of Company are insufficient to cover any obligations of Company under this Agreement, Invesco and its successors shall have no recourse against the Board, members, affiliates, officers or agents of Company.

14.	Notices

All notices, requests, demands or other communications required to be sent to any party will be sent to the addresses listed below.

If to Invesco:

Invesco Advisers, Inc.
1555 Peachtree Street NE
Atlanta GA 30309
Attn: John Coleman
E-mail: John.Coleman@Invesco.com

With a copy to:

Invesco Advisers, Inc.
225 Liberty Street
New York, NY 10281
Attn: Joseph Benedetti
E-mail: Joseph.Benedetti@Invesco.com

If to Company:

c/o The Carlyle Group
520 Madison Avenue
New York, NY 10022
Attn: COO of Carlyle Global Credit
E-mail: Justin.plouffe@carlyle.com

and

The Carlyle Group
1001 Pennsylvania Avenue, NW
Washington, DC 20004
Attn: Office of the General Counsel
E-mail: Jeffrey.Ferguson@carlyle.com

and with a copy to Carlyle if any such notice, request, demand or other communication is from Invesco or the Fund and with a copy to Invesco if any such notice, request, demand or other communication is from Carlyle or the Fund.

If to the Fund:

OFI Carlyle Private Credit Fund
225 Liberty Street
New York, NY 10281
Attn: Rohit Vohra
E-mail: rvohra@Invesco.com

With a copy to:

Chief Legal Officer
Attention: Joseph Benedetti
E-mail: jbenedetti@Invesco.com

15.	Succession

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and personal representatives.

16.	Completeness

This Agreement and the terms set forth in any exhibit attached hereto governed by this Agreement contain the entire understanding of the parties regarding its subject matter and may only be modified by a subsequent written agreement executed by an authorized representative of Invesco, Company and the Fund. In the event of any conflicts between the provisions of this Agreement and provisions of any other agreement among Invesco, Company and/or the Fund relating to the express subject matter of this Agreement, the provisions of this Agreement will control.

17.	Authority

Each party hereto has full power and authority to enter into and perform this Agreement, and the person signing this Agreement on behalf of each has been properly authorized and empowered to enter into this Agreement. Each party further acknowledges that it has read this Agreement, understands it, and agrees to be bound by it.

18.	Waiver

The failure or delay of any party to insist, in any one or more instances, upon the performance of any of the terms, covenants or conditions of the Agreement or to exercise any right, power or privilege under the Agreement, shall not operate or be construed as a relinquishing of future performance or as a waiver of any of the same or similar rights, powers or privileges in the future, and the obligation of the other party with respect to such future rights or performance shall continue in full force and effect as if such failure or delay never occurred.

19.	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, all of which shall together constitute one and the same instrument. The parties may exchange facsimile or .pdf images by email of actual signatures in lieu of mailing physical copies of counterparts.

20.	Assignment/Transfer/Subcontracting/Delegation

No assignment or transfer by any party of such party’s respective rights and obligations hereunder may be made except with the prior written consent of the other parties hereto; provided that (i) Company shall be entitled to assign any or all of its rights hereunder to one or more of its affiliates or to one or more of its financing sources (provided that no such assignment shall relieve Company of its obligations hereunder) and (ii) Company shall be entitled to assign this Agreement to an acquirer of all or substantially all of the business or assets of Company. No subcontracting or delegation by Invesco of any of its obligations hereunder may be made except with the prior written consent of the other parties hereto.

21.	Indemnification

Invesco will indemnify and hold harmless Company and the Fund and their respective directors, members, officers, affiliates, and agents (each, an “Indemnitee”) from and against any and all claims, demands, damage, liability, actions, causes of action, loss, cost and expense of any nature whatsoever arising out of, attributable to, or resulting from any acts or omissions of Personnel or Invesco’s (i) refusal or failure to comply with the terms of this Agreement, (ii) breach of any representation or warranty or (iii) gross negligence, willful misconduct, lack of good faith or reckless disregard of its duties under this Agreement; provided that the indemnification rights of Indemnitees (other than Company and the Fund) under this Section 21 (x) do not apply to disputes arising between any such Indemnitee, on the one hand, and Company and/or the Fund, on the other hand, and (y) without limiting clause (x), are intended to apply only if and to the extent that such Indemnitee is or was a party or is threatened to be made a party to any claim, action, suit or proceeding, whether civil, criminal, administrative, investigative, legislative or otherwise (or any appeal thereof) brought against such Indemnitee by any third party to the extent of such Indemnitee’s status as a director, member, officer, affiliate or agent of Company or the Fund, as the case may be. The parties agree that each Indemnitee shall be a third party beneficiary of the terms of this Section 21, and shall have all of the rights and benefits of a third party beneficiary.

22.	Certain Matters Relating to the Fund.
22.1	During the Term, Company agrees it shall not, without the prior written consent of Invesco, make a recommendation to the Board of Trustees of the Fund with respect to the advisability of any merger, consolidation or similar transaction involving the Fund, on the one hand, and any fund managed by an investment adviser that is not affiliated with the Carlyle Partner and that is a competitor of Invesco (as determined in good faith by Invesco), on the other.
22.2	The Fund is an express beneficiary of the representations, warranties, covenants and agreements made by Invesco herein, with the right to enforce the obligations of Invesco hereunder directly. For the avoidance of doubt, none of Company nor any of its affiliates shall be liable to the Fund in connection with any breach or violation of the terms of this Agreement.

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The parties have signed this Agreement, and this Agreement shall become effective on, ______, 2019.

Carlyle Global Credit Investment Management L.L.C.	INVESCO ADVISERS, INC.

By:	By:

Name:	Name:

Title:	Title:

ofi carlyle private credit fund

By:

Name:

Title: